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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

      For the four months ended April 30, 2002,

                                       or

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

      For the transition period from ________ to _________.



                             Commission File Number
                                     1-9645


                     CLEAR CHANNEL OUTDOOR, INC. 401(k) PLAN
                            (Full title of the plan)


                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 East Basse Road
                            San Antonio, Texas 78209
                            Telephone (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)


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                     CLEAR CHANNEL OUTDOOR, INC. 401(k) PLAN
                               INDEX TO FORM 11-K

REQUIRED INFORMATION

         Independent Auditor's Report........................................  3

Financial Statements

         Statements of Net Assets Available for Plan Benefits................  4

         Statement of Changes in Net Assets Available for Plan Benefits......  5

         Notes to Financial Statements.......................................  6


EXPLAINATORY NOTE:

     The Clear Channel Outdoor, Inc. 401(k) Plan was merged into the Clear Channel Communications, Inc. 401(k) Savings Plan on April 30, 2002. This is the final Annual Report on Form 11-K to be filed with respect to the Clear Channel Outdoor, Inc. 401(k) Plan and is for the four months ended April 30, 2002.


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    CLEAR CHANNEL OUTDOOR, INC. 401(k) PLAN

                    Date:  October 25, 2002


                    By:       /s/ Randall T. Mays
                       ---------------------------------------------------------
                       Name:  Randall T. Mays
                            ----------------------------------------------------
                       Title: Executive Vice President/Chief Financial Officer
                             ---------------------------------------------------

                                        2

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INDEPENDENT AUDITOR'S REPORT

To the Clear Channel Outdoor, Inc. 401(k) Plan
San Antonio, Texas

We have audited the accompanying statements of net assets available for Plan benefits of the Clear Channel Outdoor, Inc. 401(k) Plan as of April 30, 2002 and December 31, 2001, and the related statement of changes in net assets available for Plan benefits for the four months ended April 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of Clear Channel Outdoor, Inc. 401(k) Plan as of April 30, 2002 and December 31, 2001, and the changes in its net assets available for Plan benefits for the four months ended April 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ THE HANKE GROUP, P.C.

October 15, 2002

                                       3

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CLEAR CHANNEL OUTDOOR, INC. 401 (k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
APRIL 30, 2002 AND DECEMBER 31, 2001


ASSETS                                                           2002          2001

INVESTMENTS
Plan interest in Clear Channel Communications, Inc. -        $         -   $11,011,254
                                                             -----------   -----------
  Master Trust

TOTAL ASSETS                                                           -    11,011,254


LIABILITIES

Administrative fee payable                                             -         1,803
                                                             -----------   -----------

TOTAL LIABILITIES                                                      -         1,803
                                                             -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                       $         -   $11,009,451
                                                             ===========   ===========

See notes to financial statements.                                        Page 4

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CLEAR CHANNEL OUTDOOR, INC. 401 (k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOUR MONTHS ENDED APRIL 30, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Net depreciation in fair value of investments                                 $   (240,702)
  Dividends and interest                                                              44,595
                                                                                ------------

TOTAL DECREASES                                                                     (196,107)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                                         89,479
Administrative Fees                                                                    1,106
                                                                                ------------

TOTAL DEDUCTIONS                                                                      90,585
                                                                                ------------

Net decrease before transfer of plan assets                                         (286,692)
Transfer of plan assets to the Clear Channel Communications, Inc. 401 (k)
  Savings Plan                                                                   (10,722,759)
                                                                                ------------

Net decrease                                                                     (11,009,451)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year                                                                 11,009,451
                                                                                ------------

End of year                                                                     $          -
                                                                                ============

See notes to financial statements.                                        Page 5

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CLEAR CHANNEL OUTDOOR, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2002 AND DECEMBER 31, 2001

1.   DESCRIPTION OF PLAN

The following description of the Clear Channel Outdoor, Inc. (the Company and Plan Sponsor) 401(k) Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan generally covering all eligible employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Effective January 1, 1998, the Plan froze employer and employee contributions and ceased new participant loans. Active participants were required to leave their assets in the Plan and allowed to contribute to a new account established under the participant's name in the Clear Channel Communications, Inc. 401(k) Savings Plan. All participants in the Plan became 100% vested in their account balance on the date the Plan was frozen. As of August 1, 1999, new participant loans under the Plan again became available.

Effective April 30, 2002, the Plan merged with the Clear Channel Communications, Inc. 401(k) Savings Plan.

Contributions -- Effective January 1, 1998, the Plan froze new participation and employer and employee contributions. As a result, no contributions were made to the Plan for the four months ended April 30, 2002.

Participants may reallocate their accounts among the investment options offered by the Plan. Prior to the merger, the Plan offered ten registered investment funds and one sponsored stock fund from which participants may invest their funds.

Participant Accounts -- Each participant's account is credited (debited) with an allocation of the Plan earnings (losses) and charged with an allocation of administrative expenses. Allocations are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting -- As of January 1, 1998, all participants of the Plan became 100% vested.

Participant Loans -- Participants may borrow $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed rate determined by the Plan Sponsor.

Payment of Benefits -- On termination of service due to death, disability or retirement, a participant may elect to receive a lump sum amount equal to the value of the participant's vested interest in his or her account, or quarterly or annual installments over a period not to exceed the joint life expectancy of the participant and his or her spouse. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Effective July 1, 2001, the Plan was amended so that the only form of benefit is a single lump sum distribution.

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CLEAR CHANNEL OUTDOOR, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
APRIL 30, 2002 AND DECEMBER 31, 2001

2.   SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting -- The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition -- The Plan's investments are stated at fair value. The Plan's investments in the common stock are reported at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits -- Benefits are recorded when paid.

Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.   PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. - MASTER TRUST

Effective July 1, 1999, the Plan transferred all investments to the Clear Channel Communications, Inc. - Master Trust (Master Trust), which is held by Fidelity Management Trust Company (Trustee). The Master Trust was established for the investment of assets of the Plan and five other Clear Channel Communications, Inc., sponsored retirement plans. These investments in the Master Trust consist primarily of registered investment companies and Company sponsored stock.

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of Clear Channel Communications, Inc. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan), the income and expenses resulting from the collective investment of the assets.

The proportionate interest of the Plan in the Master Trust at April 30, 2002 and December 31, 2001, was approximately 0.0% and 3.3%, respectively.

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CLEAR CHANNEL OUTDOOR, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
APRIL 30, 2002 AND DECEMBER 31, 2001

4.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at April 30, 2002 and December 31, 2001

                                                                 2002                 2001
     Clear Channel Communications, Inc.
       Common Stock (unitized*)                              $          -          $3,012,090
     Fidelity Retirement Money Market Fund                              -           1,668,510
     Fidelity Equity Income Fund                                        -           1,420,968
     Spartan U.S. Equity Index Fund                                     -           1,062,299
     Fidelity Diversified International Fund                            -             628,814
     Fidelity Puritan Fund                                              -             789,636
     Fidelity Low Priced Stock Fund                                     -             889,695
     PIMCO Total Return Fund                                            -             676,193

During the four months ended April 30, 2002, the Plan's investments including gains and losses on investments bought and sold, as well as held during the year depreciated in value as follows:

     Registered investment companies                                               $  (13,147)
     Common Stock - Clear Channel Communications, Inc. (unitized*)                   (227,555)
                                                                                   ----------

                                                                                   $ (240,702)
                                                                                   ==========

     *A non-registered fund comprised of the underlying company stock and a short-term cash component.

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $1,000 in administrative expenses related to the Plan for the four months ended April 30, 2002.

6.       PLAN TERMINATION

The Company adopted a corporate resolution on behalf of the Clear Channel Outdoor, Inc. 401(k) Plan wherein both employer and employee contributions to the Plan were frozen as of January 1, 1998. Participants' account balances became fully vested in the Plan as of January 1, 1998. All employees of the Company became eligible to participate in the Clear Channel Communications, Inc. 401(k) Savings Plan effective January 1, 1999.

Effective April 30, 2002, the Plan was merged with the Clear Channel Communications, Inc. 401(k) Savings Plan.

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7.   TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan was designed and was operating in compliance with the applicable requirements of the IRC.

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                                  EXHIBIT INDEX

23.1   Consent of The Hanke Group, P.C.